Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Overview

The news since we last wrote to you has been consumed by negative macro-economic events led by European sovereign risks, the U.S. debt ceiling negotiations and a downgrade, Chinese interest rate tightening, an Indian stock market correction, and volatility across stock, currency and interest rate markets.

In contrast, at the grass roots business level, credit is available to well capitalized companies at very reasonable rates and overall business conditions continue to improve. We view this as a natural evolution of the economy and markets as we work through both the build up of the extremes that occurred during the 2005 to 2007 period, and the money pumped into the global economy in 2008 to 2010 in order to avert further economic issues.

For companies such as ours, with strong balance sheets and access to capital, business is good. Cash flows continue to improve and borrowing rates are attractive. The lack of credit available to marginal players enables us to continue to expand our operations on a value basis, selectively picking our spots. Acquisitions of assets by those prepared to buy through the reorganization process, or deal with the complexities of entities in financial turmoil, have never been more compelling on a risk reward basis.

We remain committed to building the company using investment grade leverage with the majority of this borrowing done at the asset level with no recourse to the corporation. This strategy, as in other uncertain times, should serve us well.

Operations

During the second quarter, we recorded total net income of $1.4 billion, of which $838 million was attributable to Brookfield shareholders. Operating cash flows were $342 million for Brookfield shareholders, up substantially on a comparative basis to 2010, and assets under management now exceed $150 billion. We continue to experience improved operating results, and we are selectively expanding our businesses through both acquisitions and development initiatives.

Renewable Power Generation

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Our power operations recorded a strong quarter with excellent rainfall in most of our watersheds and higher pricing on spot marketed power due to hot weather in a number of our markets. Second quarter results were therefore on plan and well ahead of 2010. Water levels are currently 4% above long-term average, so we are positioned well for the rest of the summer.

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We closed the purchase of a 30 megawatt hydro facility in Brazil for R$300 million. This facility is near our other operations in Mato Grosso State and therefore was easily integrated into our operations.

1 | Brookfield Asset Management Inc. – 2011 Q2 Letter to Shareholders

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Renewable power projects under construction totalling approximately 400 megawatts of capacity, with a construction cost of $1.2 billion, are on budget and will be commissioned in late 2011 or early 2012.

  Commercial Properties

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Property leasing was strong in Canada, Australia, and our major U.S. markets. We leased 1.7 million square feet during the quarter, bringing the total to 4.6 million square feet to date this year. Some of our other markets were less robust but we continue to see progress towards higher occupancies and rental rates.

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We closed the purchase of a 75% interest in a 1.8 million square foot office property in midtown Manhattan, on a valuation of $520 million. This building is adjacent to our 5.4 million square foot West Side development site, and our plan is to refurbish the property to provide premier office and retail space for tenants in this emerging West Side office market.

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We agreed to purchase a 50% interest in BankWest Tower, a 423,000 square foot office property in Perth for A$130 million. This property is across the street from City Square, the 1.2 million square foot signature office complex we are building with BHP as its major tenant. BankWest Tower’s anchor tenant will be vacating the building by 2014, and with the Perth office market tight for space, we believe our returns will be strong in this property.

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We also acquired an additional 50% interest in the Southern Cross West office tower in Melbourne for A$120 million. This office property is part of our landmark Southern Cross development, comprising approximately 510,000 square feet in the heart of Melbourne, and leased to the Australian Post Office. The property was built by us and opened in 2009.

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We sold 100% of a 1.3 million square foot office building in Houston to Chevron for $340 million. Chevron occupies 100% of this property, and they have also leased a further 311,000 square feet of office space in one of our other properties in Houston.

•	We traded 33% interests in two malls in Arizona for $75 million of cash and the acquisition of freehold interests in six big box anchor locations in our malls that were owned by another company.

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On the financing front, we refinanced approximately $2 billion of retail mortgages generating net cash to the prior mortgages of approximately $600 million. $500 million of this cash was used by General Growth Properties (“GGP”) to repurchase its shares, with the balance available for corporate purposes.

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GGP announced last week that it would distribute the shares of Rouse Properties Inc. to shareholders, which will own 30 shopping malls requiring more intensive redevelopment work over the next five years. This spin-off will enable a new management team to focus entirely on this collection of malls, and allow GGP to focus on its fortress asset portfolio, which post spin-off will have average sales of close to $500 per square foot. We intend to keep our shares of Rouse and support this new entity on its launch into the capital market.

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  Infrastructure

•	Shipping volumes were up, timber had another favourable quarter, and our other infrastructure operations were largely on budget reflecting the stable nature of the operations.

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We signed a new large customer contract for our rail expansion plans in western Australia. This contract with Karara Mining Limited supports our investment of over $400 million to upgrade our rail tracks. We also expect to sign three further contracts requiring investment of an additional $100 million, which in total should increase our rail net operating income, over a two-year period, from approximately $100 million today to over  $250 million.

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We received regulatory approval to begin construction of our Texas transmission project at a total cost of approximately $750 million. Project financing has been secured and construction will start in the third quarter.

  Private Equity & Opportunistic Investing

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We recapitalized an office property fund for $175 million by acquiring bank debt and converting it to equity. The fund owns a five million square foot portfolio of office properties on the west coast of the U.S., predominantly California, and we expect to earn strong returns on invested capital as we work with management to reposition the portfolio over the next five years.

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We committed a $125 million senior secured loan to an infrastructure manufacturer who was facing a debt default. Our loan is well secured, and should earn us very good returns as we have provided the company with time to restructure its financial affairs.

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Longview Fibre issued $480 million of high yield bonds and repatriated the net proceeds back to our Special Situations Fund II.  Proceeds to Brookfield were close to $200 million with our Fund continuing to own 100% of the operation.

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Housing continues to be strong in Brazil with many projects largely sold on launch. In western Canada, where most of our Canadian housing assets reside, housing performance is strong as a result of an oil backed economy. In the U.S., operations are stable in the markets in which we operate.

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We closed the merger and a $510 million rights offering of Brookfield Residential, which was well subscribed with a 70% take-up by shareholders. Other shareholders invested ±$180 million into the rights offering and as a result, we now own 72% of the merged company.

•	We sold our Australian residential land business to a publicly traded developer for

A$270 million. These operations largely consisted of two land assemblies in Perth.  We decided to exit this business given its relatively small scale and the valuation of residential land in Australia compared to other areas where we operate.

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Durable Competitive Advantages

We focus the largest portion of our investment capital on businesses with assets that have durable competitive advantages. What this means is that we are seldom invested in the “new new thing,” and correspondingly it means that we avoid the risks that come with attempting to stay ahead of the increasingly swift and dramatic shift in consumer tastes and attitudes, as well  as technologies that affect many of these businesses.

Our major investment areas share specific competitive advantages, and we look for these same characteristics when considering a new business:

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Limited Risk of Technological Obsolescence – We look for simple assets with high barriers to entry and proven long-term uses. Equally important is that they do not suffer from technological obsolescence that can destroy many investments. Barring something unforeseen, virtually all of our assets should continue to be a major part of the global economy and generally produce better results as the businesses grow and globalize.

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Long-Lives with Minimal Sustaining Capital Expenditures Required – After the upfront investment, most of our assets require only modest ongoing sustaining capital investment and therefore the cash that is generated is largely available for investment into other opportunities or distribution to owners.

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Stability of Cash Flows – Due to the nature of the assets and contracts in place, the cash flows are usually highly stable, often with inflation protection or other types of locked-in escalators. This enables us to benefit from stable operating cash flows, and also allows us to finance these assets on a non-recourse basis on attractive terms.

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Capital Appreciation Potential – These assets generally appreciate in value given their location so the return is a combination of the current cash flows, and the increased value of the asset at the end of the period (versus many assets that deplete over time).

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Embedded Optionality – Many of our assets have “options” embedded in the revenue streams by way of features in the contracts or in the asset profile, that over time enable an active owner to out-perform what would otherwise be expected. An example are office or retail leases which often generate payment for cancelation as well as the opportunity to re-lease. Another example are hydro plants, which often have reservoirs that can be tapped to capture peak pricing periods, versus other forms of electricity production which sell at average market prices.

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Ability to Build Scale – We have the ability to expand many operations, build scale and productively deploy large amounts of capital. Despite this, each investment is distinct and can generally be separated financially from the others to ensure that one poor investment does not affect others or threaten the entire company.

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Expansion in Australia

Given our favourable experience investing in commodity based economies and our goal seven years ago to geographically diversify our operations, we were naturally attracted to Australia.

Since acquiring major investments in the property and infrastructure areas in Australia over the past five years, we have assembled an incredible portfolio that is an extension of virtually all our operations. And while we are now a very substantial investor in the country, we plan to further increase our investment. In addition, our presence in Australia has assisted us in establishing small operations in India, China and the Middle East, which have the potential to be extremely meaningful to the company in five to ten years.

In total, we own approximately $15 billion of assets in Australia, representing some of the finest property and infrastructure projects in the country.

We targeted Australia as we felt comfortable doing business in the country given it is English speaking and has an excellent legal system. We also believed that because of its rich commodity base, the odds favoured its economy outpacing most other countries, with its currency benefiting correspondingly. And, while we do not target countries to benefit principally from currency movements, as an international investor, it is far easier to meet your return targets when you have the currency winds behind your back versus the opposite scenario, where you are trying to earn out-sized returns on investments because the currency is working against you.

Over the past five years, China’s raw material demands have had a dramatic effect on Australia, with over $200 billion being invested in infrastructure projects for natural gas, coal, bauxite, iron ore and other products. All of this has enhanced returns in Australia and increased the currency with enormous in-flows into the country in relation to its economy and population of ±20 million people. Although no investment or country is without its risks, we believe the future of Australia is positive, and in particular for our areas of operation.

In Australia, we today own and manage 44 office and retail properties encompassing 16 million square feet. This includes some of the newest and highest quality office properties in Sydney, Perth, Melbourne and Brisbane. We also own five premium office development sites including City Square in Perth. When complete, the City Square complex will comprise over 1.2 million square feet of office and retail space and will become the business heart of Perth. We also recently added two 50% interests in properties to the Australian portfolio and continue to seek opportunities to grow the business.

We own one of the largest commercial construction companies in Australia which is currently active constructing office, retail, infrastructure and hospital projects across the country and around the world. This includes the $1.7 billion Fiona Stanley Hospital in Perth which is 38% complete.

We own 5,100 kilometres of rail tracks in western Australia where we earn tolls from customers who operate trains on our tracks. These tracks are irreplaceable as it would be close to impossible to find easements to lay down competitive tracks, and even if this was possible, the cost to replicate our infrastructure would be many multiples of our current investment value.

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Traditionally, our tracks were used for grain haulage but with the massive amount of investment being made in the mining sector, in particular iron-ore on the west coast, virtually all our future growth will be derived from mines coming on stream to feed the global commodity markets. This should enable us to virtually triple the cash flows from these assets over the next few years with possibly greater upside from there.
We own the Dalrymple Bay Coal Terminal (“DBCT”), a port facility which exports primarily metallurgical coal mined in the Bowen Basin region of Queensland, Australia. This area contains one of the lowest cost and most prolific coal deposits in the world, and DBCT is one of the world’s largest coal terminals, with an annual capacity of 85 million tons, accounting for 21% of global metallurgical seaborne coal exports.

In addition, we have used our base in Australia to expand our executive relocations businesses to all the major markets in the country, and attracted a number of institutional fund and other relationships for our businesses. We are also building our real estate and infrastructure advisory presence in Australia to mirror what we have elsewhere in the world, and believe each of these businesses have capacity to grow rapidly.

Price versus Value

We are great believers that over the longer term the “Price” of a security will equal its “Value.” Despite this, in the short term, for many reasons, Price often does not equal Value. Investors, of course, have a daily mechanism to determine the Price of assets which are quoted in the stock market. On the other hand, we attempt to give you as much information about Value as we can without overwhelming you. Despite this, Value is often difficult to ascertain, in particular, during periods of market volatility such as those experienced over the past few years.

In our view, Price in the stock market is merely a function of the supply and demand characteristics for capital that desires to be invested in the stock market on a whole, in a sector of the market, or in a specific stock. The Price is therefore often influenced by topical news of the day and other matters that may or may not have any relevance to the Value of a specific security.

Value, on the other hand, is the net present value of the future cash flows of a business based on assumptions for future growth and discounted at an appropriate risk rate. The difficulty is that there is no absolute Value for anything, as there can always be wide views over an asset’s growth profile and the appropriate discount rate.

As a result of the above, in the short term, the Price of a publicly traded security often does not equate to its Value. Sometimes it is lower and sometimes it is higher. As a general rule, we do, however, believe that stock markets undervalue great businesses. This is largely because stock markets have difficulty placing a finite current value on the future value of a strong franchise.

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This is particularly acute today when you look at large capitalization multi-national franchises that trade at low double digit multiples, have large amounts of cash on the balance sheet to deploy, and have meaningful prospects for earnings growth.

We attempt to provide you with our Value, which we refer to in our materials as Intrinsic Value. This is a combination of our book values, adjusted for some assets and operations which are not reflected at their fair values under IFRS accounting. The current number is approximately $39.31 and as shown in the following table, we believe that based on one’s view of the discount rates and market assumptions, this number could reasonably be higher or lower by $7.50 per share. We view this as the liquidation value on the low end and business value on the high end.

On a liquidation basis, you may take the view that realized values would be less than the underlying values, as we own a lot of assets and liquidating them all at once might be difficult. Alternatively, if you believe that a company should be valued as a going concern at the value willing buyers and sellers would pay for assets or businesses in a normal market, then you might conclude that achievable sales prices are above their appraised values, in particular when the current cash flows are still at low points as many operations recover from the recession.

The following table summarizes our estimate of values, as described above:

		Per Share
As at June 30, 2011 (millions, except per share amounts)	Total	Base Case	Liquidation Value	Business Value
Intrinsic Value of common equity	$25,069	$39.31	$39.31	$39.31
100-basis point change in IRR’s(1)			(7.50)	7.50
Value Range			$31.81	$46.81
(1)	Management estimates.

Summary

We continue to see a vast number of opportunities to add assets to our principal operating units. Most of these emanate from corporate and asset reorganizations caused by businesses having too much leverage. We are confident of our ability to add assets to our business in the next few years but are never sure when we will execute on a meaningful addition relative to the organic growth underway and planned.

We remain committed to being a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

Our primary objective continues to be generating increased cash flows and net asset values on a per share basis, and as a result, creating higher value over the long term for shareholders.

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And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or investment ideas.

J. Bruce Flatt
Chief Executive Officer
August 10, 2011

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words, “potential,” “future,” “intend,” “continue,” “begin,” “grow,” “plan,” “expect,” “believe,” “positions,” “objective,” “continue,” “enable,” “generate,” “maintain,” “provide,” “expand,” “potential,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “would” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements.  Forward-looking statements in this letter include statements with respect to: our strategy to use investment grade leverage at the asset level with no recourse to the corporation; improving cash flows; expansion of our operations on a value basis; expansion of our businesses through both acquisitions and development initiatives; the commissioning of renewable power projects under construction; progress toward higher occupancies and rental rates in leasing; our belief of strong returns from our investment in BankWest Tower; the spin-off by GGP of Rouse Properties, Inc. and our intentions expectations regarding this company; our rail expansion plans in western Australia, including expected capital investments and increases in net operating income and cash flows; construction of our Texas transmission project; our expected returns from a portfolio of office properties on the U.S. west coast and a senior secured loan to an infrastructure manufacturer; our expectations regarding capital expenditures, stable cash flows and capital appreciation; our expectations for our Australian operations; our ability to add assets to our business; our objective to generate increased cash flows and net asset values on a per share basis; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill property vacancies; tenant bankruptcies; retails sales; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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